November 8, 2004



Via Facsimile 317.223.0131 and U.S. Mail

Mr. Alan W. Becker, Esq.
Bose, McKinney & Evans LLP
2700 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204

RE:	First Indiana Corporation
      Schedule TO-I filed November 1, 2004
      File No. 005-37867

Dear Mr. Becker:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

OFFER TO PURCHASE

Number of Shares; Priority of Purchases; Odd Lots; Proration, page 1

1. Shares not purchased pursuant to conditional tender, proration, or pricing provisions must be returned promptly following the expiration of the offer, not "as soon as practicable following the Expiration Date." Please revise.

Purchase of Shares and Payment of the Purchase Price, page 11

2. We do not believe your scheduled payment date complies with the prompt payment requirement of Rule 14e-1(c). Payment needs to be made to tendering security holders promptly after the offer expires and not "as soon as practicable after all the conditions to our offer have been satisfied or waived." Please revise your disclosure accordingly. Refer to Exchange Act Release No. 34-43069 (July 31, 2000) for additional guidance on the Commission`s position as to what payment practices are considered prompt.

Certain Conditions of the Offer, Material Adverse Change
Condition, page 14

3. Please be advised that all conditions of the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Given that the applicability of Rule 13e-3 to this transaction may not be known until after the expiration of the offer, please advise us as to how all conditions of the offer can be satisfied or waived before offer expiration.

4. The final bullet of this section refers to "any change . . . in our business, condition (financial or otherwise), income, operations or prospects and that of our subsidiaries, taken as a whole, which, in our sole judgment, is or may be materially adverse to us and our subsidiaries taken as a whole." It is important for security holders to be able to evaluate the genuineness of the offer. We believe therefore that a tender offer can be subject to conditions only where the conditions are based on objective criteria, and the conditions are not within the bidder`s control. Please revise your disclosure to accordingly provide a standard of reasonableness to be used in the determination of whether or not one of the conditions to the offer has occurred. Refer to Exchange Act Release No. 34-43069 (July 31, 2000) for additional guidance on the Commission`s position as to conditions to the offer.

Information Incorporated by Reference, page 16

5. Advise us why documents have been incorporated by reference when the Schedule TO indicates that Item 1010(a) and (b) of Regulation M-A are inapplicable.

6. Advise us of the authority upon which First Indiana relies to forward incorporate by reference additional documents that may be filed with the SEC between the date of commencement and expiration date. Alternatively, confirm that First Indiana will amend the Schedule TO to expressly include any documents between the offer date and the date of offer expiration

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2948. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303. In addition, you should file all correspondence electronically on EDGAR.

						Sincerely,


						Nicholas P. Panos
						Special Counsel
						Office of Mergers &
						Acquisitions